Filed by CF Industries Holdings, Inc.

(Commission File No. 001-32597)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Terra Industries Inc.

(Commission File No. 001-08520)

On March 5, 2010, CF Industries Holdings, Inc. issued the following press release:

CF INDUSTRIES COMMENCING EXCHANGE OFFER FOR TERRA INDUSTRIES

Offer Valued at $47.46 Per Terra Industries Share and Can Close in Under 30 Days

DEERFIELD, IL, March 5, 2010 — CF Industries Holdings, Inc. (NYSE: CF) announced that it has commenced an exchange offer for all of the outstanding shares of Terra Industries Inc. (NYSE: TRA) common stock for $37.15 in cash and 0.0953 of a share of CF Industries common stock for each Terra share.  The offer has a total value of $47.46 per share based on CF Industries closing price on Thursday, March 4, 2010.  The company has filed a prospectus/offer to exchange on Form S-4 with the U.S. Securities and Exchange Commission.

“Our offer is far superior to Yara’s in value, timing and certainty of closing,” said Stephen R. Wilson, chairman, president and chief executive officer of CF Industries.  “Any offer from Yara must be heavily discounted since it would take at least four months to close, compared to under 30 days for our offer.  Yara’s offer should be discounted further for the significant risks to closing, such as a required two-thirds stockholder vote, required legislative action, and U.S and European anti-trust approvals.  We are the best acquirer of Terra because of the substantial synergies only we can achieve, and we look forward to putting our two great companies together.”

The prospectus/offer to exchange sets forth the terms and conditions to the exchange offer.  The exchange offer will expire at 5:00 P.M., New York City time on April 2, 2010.

Stockholder questions regarding the exchange offer or requests for offering materials should be directed to CF Industries’ Information Agent for the exchange offer, Innisfree M&A Incorporated, toll-free at (877) 456-3507.  Offering materials are also available on the Securities and Exchange Commission’s Web site at www.sec.gov.  Terra stockholders are urged to read the offering materials filed by CF Industries, which contain important information about the exchange offer.

Morgan Stanley and Rothschild are acting as financial advisors and Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal counsel to CF Industries.

Contacts

Terry Huch

Senior Director, Investor Relations and Corporate Communications

847-405-2515 — thuch@cfindustries.com

Susan Stillings / Erin Becker 212-333-3810

Brunswick Group LLC

Alan Miller, 212-750-5833

Innisfree M&A Incorporated

About CF Industries

CF Industries Holdings, Inc., headquartered in Deerfield, Illinois, is the holding company for the operations of CF Industries, Inc. CF Industries, Inc. is a major producer and distributor of nitrogen and phosphate fertilizer products. CF Industries operates world-scale nitrogen fertilizer plants in Donaldsonville, Louisiana and Medicine Hat, Alberta, Canada; conducts phosphate mining and manufacturing operations in Central Florida; and distributes fertilizer products through a system of terminals, warehouses, and associated transportation equipment located primarily in the Midwestern United States. The company also owns a 50 percent interest in KEYTRADE AG, a global fertilizer trading organization headquartered near Zurich, Switzerland. Additional information on CF Industries is found on the company’s website at www.cfindustries.com.

Additional Information

This press release relates to the offer (the “Offer”) by Composite Merger Corporation (“Composite”), an indirect wholly-owned subsidiary of CF Industries Holdings, Inc. (“CF Industries”), to exchange each issued and outstanding share of common stock of Terra Industries Inc. (“Terra”) for $37.15 in cash and 0.0953 shares of CF Industries’ common stock.  This press release is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Terra common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (collectively with a Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) filed by CF Industries and Composite with the Securities and Exchange Commission (the “SEC”) on March 5, 2010. The Registration Statement has not yet become effective.  The Offer is made only through the Exchange Offer Documents.

Security holders and investors may obtain any of the foregoing documents for free by visiting EDGAR on the SEC website at www.sec.gov or by calling Innisfree M&A Incorporated toll-free at (877) 456-3507.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS AND OTHER RELEVANT MATERIALS AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Forward-Looking Statements

Certain statements contained in this press release may constitute ‘‘forward-looking statements.’’ All statements in this press release, other than those relating to historical information or current condition, are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. Risks and uncertainties relating to the proposed transaction include: Terra’s failure to accept CF Holdings’ proposal and enter into definitive agreements to effect the transaction; our ability to obtain approvals on the proposed terms and schedule; uncertainty of the expected financial performance of CF Holdings following completion of the proposed transaction; our ability to incur a substantial amount of indebtedness in connection with the proposed transaction, to comply with the covenants in such indebtedness and to make payments under such indebtedness when due; our ability to consummate an equity offering following the closing of the proposed transaction; CF Holdings’ ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; CF Holdings’ ability to promptly and effectively integrate the businesses of Terra and CF Holdings; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers. Additional risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; the global commodity nature of our fertilizer products, the impact of global supply and demand on our selling prices, and the intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; risks involving derivatives; weather conditions; our inability to predict seasonal demand for our products accurately; the concentration of our sales with certain large customers; the impact of changing market conditions on our Forward Pricing Program; the reliance of our operations on a limited number of key facilities and the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; risks associated with joint ventures; risks associated with expansion of our business, including unanticipated adverse consequences and the significant resources that could be required; future regulatory restrictions and requirements related to greenhouse gas emissions, climate change or other environmental requirements; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our potential inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; the international credit crisis and global recession; and the other risks and uncertainties included from time to time in our filings with the SEC. Except as required by law, we undertake no obligation to update or revise any forward-looking statements.

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